Auryn Resources to Acquire Homestake Resource Corporation

Vancouver (June 14th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) ("Auryn") and Homestake Resource Corporation (TSX-V:HSR) ("Homestake") are pleased to announce that they have entered into a binding letter agreement pursuant to which Auryn will acquire Homestake under a plan of arrangement (the "Arrangement"). The consideration for 100% of the Homestake shares will be the issuance of approximately 3.3 million Auryn shares valued at approximately $8.9 million based on the closing price of Auryn shares of $2.68 per share as at June 13, 2016. Under the proposed Arrangement, Homestake shareholders will receive one Auryn share for each seventeen (17) Homestake common shares held at the time of completion of the Arrangement. The acquisition price represents a premium of 13% to the closing price of Auryn shares as at June 13, 2016, a 31% premium to the volume weighted average price of Homestake shares on the TSX Venture Exchange for the 20-day period prior to June 14, 2016 and a 55% premium based on a 60-day volume weighted average price.

The outstanding Homestake warrants and options will be amended to entitle the holder thereof to receive upon exercise 0.0588 of an Auryn common share in lieu of a Homestake share at an exercise price increased by multiplying such price by 17, with such other terms of the options and warrants remaining the same. In addition, certain eligible creditors may convert all or part of debt of Homestake into common shares in the capital of Auryn at the conversion price of $2.30 per share on the Closing Date.

The letter agreement requires that directors and officers of Homestake will enter into support agreements concurrently with execution of a definitive arrangement agreement to be entered into between Auryn and Homestake within approximately 30 days. The support agreements will provide that these key shareholders will, amongst other things, support the transaction and vote their Homestake shares in favour of the Arrangement.

The approximately 3.3 million Auryn shares to be issued will constitute approximately 5.72% of Auryn's outstanding shares after completion of the Arrangement. The acquisition is not expected to be subject to Auryn shareholder approval.

Homestake owns 100% in the Homestake Ridge Project which covers approximately 3,600 hectares within the Iskut-Stewart-Kitsault belt, NW British Columbia. The Homestake Ridge project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to 43-101 report dated June 7, 2013 as filed under Homestake Resource’s sedar profile at www.sedar.com).

Table 1: Combined Main Homestake, Homestake Silver and South Reef Resources at incremental $NSR/T cut-offs

	Tonnes	Grade Au (g/t)	Contained Au (oz)	Grade Ag (g/t)	Contained Ag (oz)	Grade Cu (%)	Contained Cu (Mlb)
$85/t Cut-off
Indicated	604,000	6.4	124,000	48.3	939,000	0.18	2.4
Inferred	6,766,000	4.2	911,000	93.6	20,366,000	0.11	16.3
$100/t Cut-off
Indicated	549,000	6.8	120,000	52.0	918,000	0.20	2.4
Inferred	5,600,000	4.7	846,000	105	19,000,000	0.11	14.0
$120/t Cut-off
Indicated	482,000	7.4	115,000	57.0	883,000	0.21	2.2
Inferred	4,470,000	5.4	779,000	117.5	16,885,000	0.12	11.6

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.

Mineral Resources utilize three separate block models constrained by 3D wireframes of the mineralized zones. The block models are comprised of an array of blocks measuring 5 m x 5 m x 5 m, with grades for Au, Ag, Cu, and NSR values interpolated using ID3 weighting.

3.	Mineral Resources are estimated using an average long-term gold price of US$1,500 per ounce Au, US$27 per ounce Ag, and US$3.50 per pound Cu, with an exchange rate of C$1.00=US$1.00.
4.

The NSR calculation included provisions for treatment charges, refining costs, transportation, and a 2% NSR royalty; and was calculated using Au, Ag and Cu metallurgical recoveries of 92% Au, 88% Ag and 87.5% Cu in blocks where Cu%>0.1%; and was calculated using just Au and Ag recoveries in blocks with <0.1% Cu.

5.

The current estimate was prepared by Roscoe Postle Associates Inc. (RPA). David Rennie (P. Eng.) is the Principal Geologist for Roscoe Postle Associates Inc. and is the Independent Qualified Person responsible for preparation and review of the Mineral Resource Estimate. (Effective date: Dec 31, 2012).

Shawn Wallace President and CEO of Auryn stated: “The acquisition of Homestake is the next step in our stated goal of acquiring high grade gold projects in stable jurisdictions. We look forward to leveraging the 35 million dollars of exploration work completed by Homestake to date and fully unlocking the mineral potential of this highly prospective project.”

Lawrence Page, Q. C., Chairman of Homestake stated: “The proposed arrangement with

Auryn provides our Company with a depth of financial and professional expertise contained within Auryn to bring the Homestake Project to its full potential within a realistic time frame and allows Homestake shareholders the ability to profit from the development of other mineral properties owned by Auryn which are currently under exploration and development.”

Completion of the Arrangement is principally subject to negotiation of a definitive arrangement agreement, special majority approval by Homestake security holders, as well as TSX Venture Exchange approval, British Columbia Court approval and other customary closing conditions. Full details of the Arrangement will be set out in Homestake's information circular which will be prepared in respect of the meeting of security holders to consider the Arrangement. Homestake intends to mail the information circular within the next 45 days. The transaction is expected to close before the end of September 2016.

Auryn has agreed to pay a finder’s fee of approximately 5% of the transaction value payable to Bocking Financial Corp. This finder’s fee is subject to approval from the TSXV.

Pursuant to the letter agreement, Homestake is subject to customary non-solicitation covenants and has agreed to pay a termination fee of $0.2 million to Auryn in the event it terminates the Agreement in favour of a superior offer or completes any alternative transaction within six months of termination for any reason.

During the Arrangement process, Auryn has agreed to provide to Homestake a demand loan of up to $150,000 on an interest free, unsecured basis.

Bruce McKnight Minerals Advisor Services has provided a draft opinion to the board of directors of Homestake that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the Arrangement is fair, from a financial point of view, to the shareholders of Homestake other than Auryn.

Homestake's board of directors has unanimously determined that the Arrangement is in the best interests of Homestake and its security holders. It is expected that, upon execution of a definitive Arrangement agreement, Homestake’s board of directors will unanimously recommend that Homestake security holders vote in favour of the Arrangement.

Copies of the letter agreement, Arrangement agreement, support agreements, management information circular and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com in due course. The status of the transaction and projected completion date will be updated by news releases from time to time.

The securities to be issued pursuant to the transaction have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Auryn Resources

Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company's management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

About Homestake Resource Corporation

Homestake owns a 100 percent interest in the Homestake Ridge project, located in the Kitsault Mineral district in northwestern British Columbia, subject to various royalty interests held by vendors. The project is being advanced as a potential high-grade underground mining operation. To date, 268 holes, totalling 77,845 metres, have been completed on the property by Homestake and multiple exploration targets remain to be tested on the 3,617-hectare property. For more information on the Homestake Ridge project please refer to the Homestake’s website at www.homestakeresourecorporation.com.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
DIRECTORS OF AURYN RESOURCES	DIRECTORS OF HOMESTAKE
INC.	RESOURCE CORPORATION

“Shawn Wallace”	“Lawrence Page, Q.C ”

Shawn Wallace	Lawrence Page, Q.C.
President & Director,	Chairman & Director

Telephone: +1 (778) 729-0600:	Telephone: +1 (604) 684-9384:
Website: www.aurynresources.com	Website:
www.homestakeresource.com
Email: info@aurymnresources.com	Email: info@mnxltd.com

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the companies expects are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this news release include the uncertainty of Homestake shareholders approvals, and the outcome of regulatory and judicial approvals. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on the Companies, investors should review the Companies’ continuous disclosure filings that are available at www.sedar.com.The Companies do not assume any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.